FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  April, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

  1.  Name of company                         2.  Name of director

      COLT TELECOM GROUP PLC                      Robert Hawley

  3.  Please state whether notification       4.  Name of the registered
      indicates that it is in respect of          holder(s) and, if more than
      holding of the shareholder named in 2       one holder, the number of
      above or in respect of a                    shares held by each of them
      non-beneficial interest or in the           (if notified)
      case of an individual holder if it is
      a holding of that person's spouse or
      children under the age of 18 or in
      respect of an non-beneficial
      interest

                                                  Trustees of Robert Hawley's
                                                  1999 Discretionary Settlement



  5.  Please state whether notification       6. Please state the nature of the
      relates to a person(s) connected with      transaction. For PEP
      the director named in 2 above and          transactions please indicate
      identify the connected person(s)           whether general/single co PEP
                                                 and if discretionary/non
                                                 discretionary /non
                                                 discretionary

                                                  Purchase

  7.  Number of         8.  Percentage of     9.  Number of      10. Percentage
      shares/amount         issued class          shares/amount      of issued
      of stock              (any treasury         of stock           class (any
      acquired              shares held by        disposed           treasury
                            company should                           shares
                            not be taken                             held by
                            into account                             company
                            when                                     should not
                            calculating                              be taken
                            percentage)                              into
                                                                     account
                                                                     when
                                                                     calculat-
                                                                     ing
                                                                     percent-
                                                                     age)
              5,000         <0.0001%


 11.  Class of         12.  Price per     13.  Date of         14. Date company
      security              share              transaction         informed

      ORDINARY              82.25 pence       27.04.2004           27.04.2004

 15.  Total holding following this      16. Total percentage holding of issued
      notification                          class following this notification
                                            (any) treasury shares held by
                                            company should not be taken into
                                            account when calculating percentage)

                           63,654          <0.0001 %

If a director has been granted options by the company please complete the following boxes.

 17.  Date of grant                         18.  Period during which or date on
                                                 which exercisable


 19.  Total amount paid (if any) for grant   20.  Description of shares or
      of the option                               debentures involved: class,
                                                  number


 21.  Exercise price (if fixed at time of    22.  Total number of shares or
      grant) or indication that price is to       debentures over which options
      be fixed at time of exercise                held following this
                                                  notification

 23.  Any additional information             24.  Name of contact and telephone
                                                  number for queries

                                                ADRIAN GOODENOUGH 020 7947 1677

 25. Name and signature of authorised company official responsible for making this notification

      ADRIAN GOODENOUGH

Date of notification - 27.04.2004




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 27 April, 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary